FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a press release published in the Newspaper “El Mercurio”, on March 24, 2011 informing at Banco de Chile’s Extraordinary Shareholders´ Meeting held on March 17, 2011.

ISSUANCE OF FULLY IN PAID SHARES

a)   During the Extraordinary Shareholders Meeting of Banco de Chile, held on March 17, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr, Andres Rubio Flores, dated March 22, 2011, it was agreed to increase the Bank's capital in the amount of Ch$ $ 67,216,540,955 by means of the issuance of 1,005,766,185 fully in paid shares, without par value, payable with to 2010 net distributable income of Banco de Chile, which was not distributed us dividend pursuant the agreement adopted in the  Ordinary Shareholders Meeting of Banco de Chile, held on March 17, 2011. Of the 1,005,766,185 fully in paid shares, without par value, which shall be issued as a consequence of the capitalization, 899,565,201 shall be ordinary shares and 106,200,984 shall be ordinary shares serie “Banco de Chile-S”, corresponding the firsts to ordinary shareholders and the latest to ordinary shareholders of shares serie “Banco de Chile-S”.

On March 23, 2011, it was requested to the Superintendence of Banks and Financial Institutions the approval of the amendment of the Banks Bylaws, which shall be registered and published in time.

It shall be noted that in the mentioned Extraordinary Shareholders Meeting held on March 17, 2011, it was also agreed the transformation of the shares serie “Banco de Chile-S” into “Banco de Chile” shares, amending with that purpose the Banks Bylaws. The aforementioned amendment shall be effective upon its approval by the Superintendence of Banks and Financial Institutions and upon the compliance of all other legalizations formalities.

The issuance fully in paid shares will be registered in the Securities Register of the Superintendence of Banks and Financial Institutions once the amendment of the Banks Bylaws is legalized.

b)       The Extraordinary Shareholders Meeting set April 4, 2011, as the date for issuance and distribution of the fully paid in shares.

c)       The shareholders that will be entitled to receive the new shares, at a ratio of 0.018838 fully in paid shares for each Banco de Chile share, shall be those registered in the Registry of Shareholders on March 29, 2011.

d)       As a consequence of the issuance of the fully in paid shares and the transformation of the shares serie “Banco de Chile-S”, once the amendment of the Bylaws mentioned in point a), the capital of the Bank will be divided in 86,942,514,973  nominative shares, without par value.

e)       The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

Chief Executive Officer

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2011

Banco de Chile

/S/ Alejandro Herrera A.
By:	Alejandro Herrera Aravena Acting Chief Executive Officer